Exhibit 99.6

FAQ Option Holders

Intended Closing Date = 31.01.2021

1.	2020 Q4 exercise: what happens with the exercise process now after the company is sold?

You will be compensated the same way as shareholders, ref emails sent to shareholders@coolbet.com.

2.	2020 Q4 exercise: do I still need to transfer the money by 4th of December as asked initially in order to exercise?

No need. For those that have already paid, we will refund the paid amount after all papers are signed (please allow some processing time). Note that the exercise price which would have been payable will be deducted on the cash part of the receivable.

3.	What happens with my options, if by 01.03.2021 I have not fulfilled the 2 years working requirement? Can you give an example?

The options will be rolled over to GAN shares. E.g. If you have 500 share options in Vincent Group at exercise price 9.50 EUR per share, then the options will be rolled over from Vincent Group to GAN based on the exercise price, company valuations and number of options. The purpose is that everyone should receive a deal that is reflecting the value Coolbet was sold to relative to the price you had in the option agreement. Exact conversion and agreement is something we’re currently working on.

4.	What happens with my options, if by 01.03.2021 I have fulfilled my 2 years working requirement, but not 3 years have passed to start exercising? Can you give an example?

Employees: You will be compensated the same way as shareholders (minus the exercise price which would have been payable). As 3 years have not passed, there is a tax expense, which will be withhold from the payment. We will send out an excel with tax calculations for Estonian employee option holders who have held their options less than 3 years.

Consultants: You will be compensated the same way as shareholders, ref emails sent to shareholders@coolbet.com.

5.	I’m a new employee, I was offered share options in my initial job offer, will I still be able to get the share option deal in Coolbet (agreement not signed)?

Yes, the offered share options still stand, and will be rolled over.

6.	Once I get the GAN shares, where and how will I be able to officially see how many I have, and where and how can I sell them?

Provided that you have signed the necessary documents, the shares will be issued to you in electronic form at Closing date by GAN’s transfer agent, Continental Stock. Note that the shares will be subject to lock-up of six months for option holders. You will receive a statement from Continental stating how many shares of GAN you own. Note that Continental Stock is not a broker - In order to trade the shares, you can after the lock-up period transfer the shares to a broker of your choice (e.g. your local bank). This is done by contacting the broker / investment bank you have established an account with, and then the broker will then organize the move with Continental. The transfer takes two days to complete, according to the info from Continental. For Estonian residents, we are in touch with LHV Bank, and will provide some more information. For shareholders located in other jurisdictions, we recommend you to do research on which broker to choose. Typically, the largest banks offer broker services through its investment arm.

7.	After receiving my GAN shares, when can I sell them, at earliest?

6 months after Closing date for option holders. This is a regulatory requirement in the US.

8.	What are the fees associated with selling my GAN shares? What does it depend on? (where to find more information about it)

This depends on where the shares are held, and what commission the broker takes. What can be seen online from LHV’s price list is that they charge a commission of 0.03 USD per share (min. 15 USD per trade) for shares listed on the US exchange NASDAQ Capital Market, which is where the GAN shares are listed.

9.	What kind of a tax do I need to pay on the received cash (and the GAN shares)?

For Estonian shareholders: 20% tax on the cash minus what you bought the shares for. As the cash will be received in 2021, tax has to be declared to EMTA in your annual income tax declaration due 30.04.2022, while the deadline to pay the tax is 1st October 2022. GAN shares are not taxable until you sell them, and you will then pay 20% tax on the value.

For Estonian employee Option holders where three years have passed: No tax will be withheld from the payment. However, the cash part is taxed at 20%, in the same way as described above for Estonian shareholders.

For Estonian employee Option holders where three years have NOT passed: Taxes will be declared by the company, and withheld from the payments received. The cash received is also taxed on personal level at 20%, in the same way as described above for Estonian shareholders. Later, when the option holder sells the GAN shares, the person needs to declare it in the annual tax return as described above. We will send out an excel with estimated tax calculations.

For Consultant Option holders: We are only declaring and withholding tax for Estonian tax resident employees. Hence, you will receive the compensation gross, and applicable tax should be checked with your local authorities.

10.	Will there be any similar share option deals available like there were in Coolbet?

Employee incentives have been a very important point for us to highlight to GAN, and they have already shown commitment by rolling over unvested options. Whether future incentives would be option-based or in other forms is too early to say at the moment.

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